Exhibit 99.1

Enerplus Announces First Quarter 2019 Results

All financial information contained within this news release has been prepared in accordance with U.S. GAAP, except as noted under "Non-GAAP Measures". This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. A full copy of Enerplus' First Quarter 2019 Financial Statements and MD&A are available on the Company's website at www.enerplus.com, under its SEDAR profile at www.sedar.com and on the EDGAR website at www.sec.gov.

CALGARY, May 10, 2019 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) today reported its first quarter 2019 operating and financial results. First quarter 2019 cash flow from operating activities was $109.0 million and adjusted funds flow was $168.8 million. First quarter net income was $19.2 million, or $0.08 per share, and adjusted net income was $72.5 million, or $0.30 per share.

HIGHLIGHTS

  Strong pricing in the Bakken and Marcellus helped drive first quarter adjusted funds flow of $168.8 million
  2019 production guidance increased to 97,000 to 101,000 BOE per day with 53,500 to 56,000 barrels per day of liquids production
    Mid-point implies 10% year-over-year liquids production growth (13% per share)
  Oil growth underway with second quarter liquids production expected to be approximately 15% higher than the first quarter
  Visibility to meaningful free cash flow in the second half of 2019 based on current forward commodity prices
  Repurchased approximately $35 million of the Company's stock year-to-date with plans to accelerate share repurchases, based on current market conditions
  2019 capital spending guidance range narrowed to $590 to $630 million (from $565 to $635 million) following the continued optimization of operational plans
  Significant financial flexibility; total debt net of cash was $363.8 million leading to a net debt to adjusted funds flow ratio of 0.5 times

"Our 2019 plans remain on track," stated Ian C. Dundas, President and Chief Executive Officer. "As anticipated, we saw production decline in the first quarter as a result of our 2018 investment profile which was front-half weighted. However, the growth we had projected as we moved past the first quarter is now well underway. With solid operational momentum established, we anticipate robust growth going forward."

Dundas continued, "With our operational plan delivering sustainable, double-digit oil production growth, we will continue to maintain capital spending discipline and prioritize free cash flow generation and return of capital to shareholders. With this in mind, and given our strong liquidity position and the compelling value we currently see in our shares, we plan to accelerate share repurchases under our normal course issuer bid. Additionally, we plan to allocate a meaningful percentage of our expected free cash flow in the second half of the year towards share repurchases, based on current market conditions."

FIRST QUARTER FINANCIAL AND OPERATIONAL SUMMARY

Production
Production in the first quarter averaged 88,583 BOE per day, including oil and natural gas liquids production of 45,488 barrels per day (90% oil). First quarter production declined 9% from the prior quarter as a result of the Company's 2018 investment profile which included only modest capital activity in the fourth quarter.

With strong well performance in North Dakota and the Marcellus driving growth and momentum into the second quarter, Enerplus remains well positioned relative to its 2019 production targets. The Company is increasing its annual production guidance to 97,000 to 101,000 BOE per day (from 94,000 to 100,000 BOE per day) including liquids production of 53,500 to 56,000 barrels per day (from 52,500 to 56,000 barrels per day).

Second quarter production is expected to average 97,500 to 100,000 BOE per day, with liquids production of 51,500 to 53,000 barrels per day.

Adjusted Funds Flow and Adjusted Net Income
First quarter adjusted funds flow was $168.8 million compared to $214.3 million in the fourth quarter of 2018. First quarter adjusted net income was $72.5 million ($0.30 per share) compared to $102.2 million ($0.42 per share) in the fourth quarter of 2018. The quarter-over-quarter decreases in adjusted funds flow and adjusted net income were primarily due to lower oil production in the first quarter. Adjusted funds flow in the fourth quarter also benefitted from a $27.2 million Alternative Minimum Tax refund.

Pricing Realizations and Cost Structure
Enerplus' realized Bakken oil price differential averaged US$3.25 per barrel below WTI in the first quarter, an improvement from US$5.60 per barrel below WTI in the prior quarter due to the return of normal refining activity levels in the U.S. Midwest. For the remainder of 2019, Enerplus has fixed physical differential sales of approximately 19,000 barrels per day of Bakken oil production at US$1.90 per barrel below WTI, including a portion which is sold directly into the US Gulf Coast that utilizes the Company's firm capacity on the Dakota Access Pipeline. Enerplus' remaining production is sold on a monthly basis into the highest netback markets available. The Company is maintaining its annual average Bakken differential guidance of US$4.00 per barrel below WTI.

The Company's first quarter realized Marcellus natural gas price differential was US$0.13 per Mcf above NYMEX, compared to US$0.34 below NYMEX during the prior quarter. The premium differential to NYMEX in the quarter was driven by strong weather-related demand and the Company's fixed physical basis sales at markedly higher levels than the settled benchmarks. Increased takeaway capacity from additional pipelines brought into service also supported the strong first quarter Marcellus pricing. Differentials have weakened following the first quarter due to the seasonality of pricing and demand in the northeastern U.S. markets. Enerplus expects its realized differentials for the remainder of the year to moderate from the first quarter and is maintaining its full year average Marcellus differential guidance of US$0.30 per Mcf below NYMEX.

First quarter operating expenses were $8.75 per BOE, an increase from $6.99 per BOE in the fourth quarter largely due to lower first quarter production. With production growth underway following the first quarter decline, operating costs per BOE are expected to be lower during the remainder of 2019. The Company is maintaining its full year operating cost guidance of $8.00 per BOE.

First quarter transportation and cash general and administrative ("G&A") expenses were both largely in line with the Company's annual 2019 guidance. First quarter transportation costs were $3.92 per BOE and cash G&A expenses were $1.55 per BOE. Enerplus' 2019 guidance for these items remains unchanged.

Capital Expenditures and Balance Sheet Position
Exploration and development capital spending in the first quarter was $160.8 million and was associated with drilling 17.1 net wells and bringing 6.8 net wells on production across the Company's operations. Capital spending is expected to increase in the second quarter primarily due to a higher number of well completions in North Dakota compared to the first quarter.

Enerplus has narrowed its 2019 capital budget range to $590 to $630 million (from $565 to $635 million previously) following the continued optimization of its operational plans in North Dakota. The Company expects to complete and bring approximately 35 net operated wells on production in 2019 at Fort Berthold.

Total debt net of cash at March 31, 2019 was $363.8 million. Total debt was comprised of $682.8 million of senior notes outstanding. The Company was undrawn on its $800 million bank credit facility and had a cash balance of $319.0 million. Enerplus' net debt to adjusted funds flow ratio was 0.5 times at the quarter-end.

Share Repurchase
During the first quarter, the Company repurchased 1.7 million shares at an average share price of $11.43 for a cost of $19.8 million under its normal course issuer bid ("NCIB"). In total, including repurchases made subsequent to the end of the first quarter and up to May 8, 2019, the Company has repurchased 3.0 million shares in 2019 at an average share price of $11.61 for total consideration of $34.8 million.

Enerplus renewed its NCIB commencing on March 26, 2019 for a period of twelve months. The NCIB renewal allows the Company to repurchase up to 16.7 million shares, representing approximately $190 million based on its most recent closing share price.

ASSET ACTIVITY

Average Daily Production(1)

	Three months ended March 31, 2019
	Crude Oil (Mbbl/d)	Natural Gas Liquids (Mbbl/d)	Natural gas (MMcf/d)	Total Production (Mboe/d)
Williston Basin	31.3	3.4	25.2	38.9
Marcellus	-	-	209.0	34.8
Canadian Waterfloods	8.8	0.1	3.1	9.4
Other(2)	1.0	0.9	21.3	5.5
Total	41.1	4.4	258.6	88.6
(1)	Table may not add due to rounding.
(2)	Comprises DJ Basin and non-core properties in Canada.

Summary of Wells Brought On-Stream(1)

	Three months ended March 31, 2019
		Operated		Non-Operated

	Gross	Net	Gross	Net
Williston Basin	3	3.0	1	0.5
Marcellus	-	-	13	1.9
Canadian Waterfloods	1	1.0	-	-
Other(2)	-	-	2	0.5
Total	4	4.0	16	2.8
(1)	Table may not add due to rounding.
(2)	Comprises DJ Basin and non-core properties in Canada.

Williston Basin
Williston Basin production averaged 38,916 BOE per day (80% oil) during the first quarter of 2019, down from 47,420 BOE in the prior quarter. The sequential quarterly decline was due to modest capital activity in the fourth quarter of 2018 during which Enerplus brought one well on production. First quarter Williston Basin production was comprised of 35,889 BOE per day in North Dakota and 3,027 BOE per day in Montana.

In the first quarter, Enerplus brought a three-well (100% working interest) pad on production at Fort Berthold. The average peak 30-day production rate per well was 1,900 BOE per day (74% oil, on a three-stream basis) with an average completed lateral length of 9,600 feet per well.

The Company drilled 15 gross operated wells (95% average working interest) in the first quarter.

Marcellus
Marcellus production averaged 209 MMcf per day during the first quarter, approximately flat from the previous quarter.

Thirteen gross non-operated wells (14% average working interest) were brought on-stream during the quarter. The average peak 30-day production rate per well was 22 MMcf per day with an average completed lateral length per well of 7,700 feet.

The Company participated in drilling nine gross non-operated wells (2% average working interest) during the first quarter.

2019 Guidance Updates

The Company has revised its 2019 production and capital spending guidance ranges, with changes noted in the table below. In addition, production guidance for the second quarter of 2019 has been provided.

2019 Guidance

Capital spending	$590 to $630 million (from $565 to $635 million)
Average annual production	97,000 to 101,000 BOE/day (from 94,000 to 100,000 BOE/day)
Average annual crude oil and natural gas liquids production	53,500 to 56,000 bbls/day (from 52,500 to 56,000 bbls/d)
Q2 2019 production	97,500 to 100,000 BOE/d
Q2 2019 liquids production	51,500 to 53,000 bbls/day
Average royalty and production tax rate	25%
Operating expense	$8.00/BOE
Transportation expense	$4.00/BOE
Cash G&A expense	$1.50/BOE

2019 Full-Year Differential/Basis Outlook (1)

U.S. Bakken crude oil differential (compared to WTI crude oil)	US$(4.00)/bbl
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	US$(0.30)/Mcf
(1) Excluding transportation costs.

Risk Management

Enerplus continues to manage price risk through commodity hedging. Enerplus has an average of 24,170 barrels per day of crude oil protected for the remainder of 2019 and 16,000 barrels per day protected in 2020.

For natural gas, Enerplus has 90,000 Mcf per day of natural gas production protected from April 1 to October 31, 2019.

Commodity Hedging Detail (As at May 8, 2019)

	WTI Crude Oil (US$/bbl)				NYMEX Natural Gas (US$/Mcf)
	Apr 1 – Jun 30, 2019	Jul 1, – Sep 30, 2019	Oct 1, – Dec 31, 2019	Jan 1, – Dec 31, 2020	Apr 1 – Oct 31, 2019
Swaps
Sold Swaps	-	-	-	-	$2.85
Volume (bbls/d or Mcf/d)	-	-	-	-	90,000

Three-Way Collars
Sold Puts	$44.50	$44.64	$44.64	$46.88	-
Volume (bbls/d or Mcf/d)	23,500	24,500	24,500	16,000	-

Purchased Puts	$54.59	$54.81	$54.81	$57.50	-
Volume (bbls/d or Mcf/d)	23,500	24,500	24,500	16,000	-

Sold Calls	$65.52	$65.95	$65.99	$72.50	-
Volume (bbls/d or Mcf/d)	23,500	24,500	24,500	16,000	-
(1)	The total average deferred premium spent on the three-way collars is US$1.59/bbl from April 1, 2019 to December 31, 2020.

Q1 2019 Conference Call Details

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) today to discuss these results. Details of the conference call are as follows:

Date:	Friday, May 10, 2019
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
1-888-390-0546 (Toll Free)
Conference ID:	61757440
Audiocast:	https://event.on24.com/wcc/r/1981813/7620DBA091F49B654D572072C9A79E1E

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In:	1-888-390-0541 (Toll Free)
Replay Passcode:	757440 #

SELECTED FINANCIAL AND OPERATING RESULTS

SELECTED FINANCIAL RESULTS	Three months ended March 31,
	2019	2018
Financial (000's)
Net Income	$19,158	$29,637
Cash Flow from Operating Activities	108,951	159,300
Adjusted Funds Flow(4)	168,755	155,162
Dividends to Shareholders - Declared	7,162	7,320
Total Debt Net of Cash(4)	363,771	291,978
Capital Spending	160,793	151,472
Property and Land Acquisitions	3,025	12,272
Property Divestments	466	6,970
Net Debt to Adjusted Funds Flow Ratio(4)	0.5x	0.5x

Financial per Weighted Average Shares Outstanding
Net Income - Basic	$0.08	$0.12
Net Income - Diluted	0.08	0.12
Weighted Average Number of Shares Outstanding (000's) - Basic	238,922	243,874
Weighted Average Number of Shares Outstanding (000's) - Diluted	241,298	249,191

Selected Financial Results per BOE(1)(2)
Oil & Natural Gas Sales(3)	$44.70	$42.91
Royalties and Production Taxes	(10.48)	(10.41)
Commodity Derivative Instruments	1.32	1.33
Cash Operating Expenses	(8.75)	(7.02)
Transportation Costs	(3.92)	(3.52)
Cash General and Administrative Expenses	(1.55)	(1.72)
Cash Share-Based Compensation	(0.17)	(0.25)
Interest, Foreign Exchange and Other Expenses	(0.68)	(1.05)
Current Income Tax Recovery/(Expense)	0.69	(0.01)
Adjusted Funds Flow(4)	$21.16	$20.26

SELECTED OPERATING RESULTS	Three months ended March 31,
	2019	2018
Average Daily Production(2)
Crude Oil (bbls/day)	41,105	37,443
Natural Gas Liquids (bbls/day)	4,383	4,085
Natural Gas (Mcf/day)	258,568	261,310
Total (BOE/day)	88,583	85,080

% Crude Oil and Natural Gas Liquids	51%	49%

Average Selling Price (2)(3)
Crude Oil (per bbl)	$66.56	$69.67
Natural Gas Liquids (per bbl)	19.15	28.13
Natural Gas (per Mcf)	4.38	3.50

Net Wells Drilled	17	14
(1)	Non-cash amounts have been excluded.
(2)	Based on Company interest production volumes. See "Presentation of Production Information" below.
(3)	Before transportation costs, royalties, and commodity derivative instruments.
(4)	These non-GAAP measures may not be directly comparable to similar measures presented by other entities. See "Non-GAAP Measures" section in this news release.

	Three months ended March 31,
Average Benchmark Pricing	2019	2018
WTI crude oil (US$/bbl)	$54.90	$62.87
Brent (ICE) crude oil (US$/bbl)	63.90	67.18
NYMEX natural gas – last day (US$/Mcf)	3.10	3.00
USD/CDN average exchange rate	1.33	1.26

Share Trading Summary	CDN(1) - ERF	U.S.(2) - ERF
For the three months ended March 31, 2019	(CDN$)	(US$)
High	$12.55	$9.47
Low	$10.12	$7.44
Close	$11.20	$8.41
(1)	TSX and other Canadian trading data combined.
(2)	NYSE and other U.S. trading data combined.

2019 Dividends per Share	CDN$	US$(1)
First Quarter Total	$0.03	$0.02
Total Year to Date	$0.03	$0.02
(1)	CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP Measures".

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. To continue to be comparable with its Canadian peer companies, the summary results contained within this news release presents Enerplus' production and BOE measures on a before royalty company interest basis. All production volumes and revenues presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

Readers are cautioned that the average initial production rates contained in this news release are not necessarily indicative of long-term performance or of ultimate recovery.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2019, including second quarter, average production volumes, timing thereof and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our adjusted funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management program in 2019 and in the future; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash G&A, share-based compensation and financing expenses; expected operating and transportation costs; our anticipated shares repurchases under current and future normal course issuer bids; capital spending levels in 2019 and impact thereof on our production levels and land holdings; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future royalty and production and U.S. cash taxes; future debt and working capital levels and net debt to adjusted funds flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; our future acquisitions and dispositions, expecting timing thereof and use of proceeds therefrom; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; the availability of third party services; and the extent of our liabilities. In addition, our updated 2019 guidance contained in this news release is based on the rest of the year prices of: a WTI price of US$60.00/bbl, a NYMEX price of US$2.75/Mcf, and a USD/CDN exchange rate of 1.33. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued low commodity prices environment or further volatility in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our Annual Information Form, our Annual MD&A and Form 40-F as at December 31, 2018).

The forward-looking information contained in this news release speak only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws.

NON-GAAP MEASURES

In this news release, we use the terms "adjusted funds flow", "free cash flow", "net debt to adjusted funds flow ratio" and "total debt net of cash" as measures to analyze operating performance, leverage and liquidity. "Adjusted funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Net debt to adjusted funds flow ratio" is calculated as total debt net of cash and restricted cash, divided by a trailing 12 months of adjusted funds flow. "Total debt net of cash" is calculated as senior notes plus any outstanding bank credit facility balance, minus cash and restricted cash. Free cash flow is defined as "Adjusted funds flow less exploration and development capital spending". Calculation of these terms is described in Enerplus' MD&A under the "Liquidity and Capital Resources" section.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the terms "adjusted funds flow", "free cash flow", "net debt to adjusted funds flow", and "total debt net of cash" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in Enerplus' First Quarter 2019 MD&A.

Electronic copies of Enerplus Corporation's First Quarter 2019 MD&A and Financial Statements, along with other public information including investor presentations, are available on its website at www.enerplus.com. Shareholders may, upon request, receive a printed copy of the Company's audited financial statements at any time. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

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%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1, T. 403-298-2200 F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 10-MAY-19